[PALATIN TECHNOLOGIES, INC. LETTERHEAD]

November 14, 2007

Jeffrey P. Riedler
Assistant Director
Mail Stop 60-10
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Palatin Technologies, Inc. Form S-3 filed on September 28, 2007 File No. 333-146392

Dear Mr. Riedler:

We are responding to the Staff’s comment dated October 12, 2007, on the above-captioned registration statement (the “Form S-3”). For the Staff’s convenience, we have recited the Staff’s comment before our response.

Form S-3

1.

Please file forms of your indentures as exhibits to the registration statement prior to requesting effectiveness. As you may be aware, the Trust Indenture Act of 1939 requires that an indenture be qualified at the time of registration.

Response: we have today filed Pre-effective Amendment No. 1 to the Form S-3, with which we have filed the form of indenture as Exhibit 4.03.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly at (609) 495-2200 extension 9197 if you require additional information.

Very truly yours,

/s/ STEPHEN A. SLUSHER

Stephen A. Slusher
Executive Director, Legal & Intellectual Property Affairs